UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1 – REGISTRANT INFORMATION

Full Name of Registrant: American Eagle Energy Corporation

Former Name if Applicable:

2549 W. Main Street, Suite 202

Address of Principal Executive Office (Street and Number)

Littleton, Colorado 80120

City, State and Zip Code

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, Form 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Quarterly Report on Form 10-Q for the period ended June 30, 2013, could not be filed within the prescribed period because of the time required for us to conclude our preparation of our financial disclosures and for our independent registered public accounting firm to conclude its review of our financial statements, all as a result of a material transaction that is expected to close during the five-day extension period and which would merit disclosure in our quarterly financial statements. Further, we will need additional time to prepare the related Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include commentary on the impact that the material transaction will have on our future financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bradley M. Colby	303	798-5235
(Name)	(Area Code)	(Telephone Number)

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(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the second quarter and of our 2013 fiscal year and the six months ended June 30, 2013 will indicate materially higher revenues associated with the sale of oil and gas than did the prior year’s periods. As disclosed in our Annual Report on Form 10-K for our fiscal year ended December 31, 2012, our Quarterly Report on Form 10-Q for the first quarter of our current fiscal year, and as noted in our press releases in the fourth quarter of last year and the first two quarters of this year, production from wells in which we have working interests commenced or increased during the fourth quarter of our previous fiscal year and during our current year. For the three-month and six-month periods ended June 30, 2013, the average daily production from the oil and gas wells in which we own interests has increased by 413% and 468%, respectively, from the corresponding periods in 2012.

American Eagle Energy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2013	By:	/S/ BRADLEY M. COLBY
Bradley M. Colby President and Chief Executive Officer

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